

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

Mr. F. Mark Wolfinger
Chief Financial Officer
203 East Main Street
Spartanburg, South Carolina 29319-0001

> **Re:** **Denny's Corporation**
> **Form 10-K for the year ended December 30, 2009**
> **Filed March 12, 2010**
> **File No. 000-18051**

Dear Mr. Wolfinger:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 30, 2009

Item 1A. Risk Factors, page 3

1. In future filings, please revise the last sentence of the first paragraph of this section to clarify that you have discussed all known material risks. Your risk factors section should only reference material risks known to you and not those that you do not anticipate or do not consider significant.

Management's Discussion and Analysis

<u>– Liquidity and Capital Resources, page 21</u>

2. Please revise future filings to include the estimated amount of capital expenditures for the upcoming fiscal year.

<u>Notes to the Financial Statements</u>

<u>Note 2. Summary of Significant Accounting Policies</u>

- <u>Gift Cards, page F-9</u>

3. We note your disclosure that you recognize breakage on gift cards when, among other things, sufficient gift card history is available to estimate your potential breakage. Please tell us whether you have recognized any amounts related to breakage in your historical financial statements. If so, please tell us and expand your footnote in future filings to disclose in greater detail the method for which you recognize breakage, including the period over which breakage is recognized and why you believe your methodology is appropriate.

<u>– Adjustments to Previously Issued Financial Statements, page F-10</u>

4. We note from your disclosure in Note 2 that during fiscal 2009 you recorded immaterial adjustments to correct errors in income tax accounting for the deductions of expired income tax credits and the related release of the valuation allowance established in connection with fresh start reporting on January 7, 1998. In light of the fact that these adjustments reduce net income by approximately 13% in 2008, it would appear that these adjustments have a material effect on the statement of income for that fiscal year. In this regard, please provide us more details as to the nature of these adjustments and why you believe the adjustments are immaterial. Also, please explain to us why you believe it is appropriate to correct these errors in the Form 10-K for fiscal 2009 rather than file an amendment to the Form 10-K for fiscal 2008. Additionally, considering the existence of these material errors, please reconsider your conclusion that disclosure controls and procedures were effective as of December 30, 2009 or explain to us why you believe that your conclusion on disclosure controls and procedures is appropriate.

<u>– New Accounting Standards, page F-11</u>

5. We note your disclosure that the adoption of FASB ASC 805-10 resulted in a $2 million reduction to both your deferred tax asset and valuation allowance since you reversed only the valuation allowance related to the deferred tax asset recognized during 2009. You also note that in the prior year, you would have recognized $2 million as income tax expense with a corresponding reduction to goodwill. In light of your disclosure that subsequent to the effective date, the FASB ASC requires additional reversal of deferred

tax asset valuation allowance to be recorded as a component of income tax expense, please explain to us why you did not recognize $2 million in income tax expense in 2009.

Note 5. Goodwill and Other Intangible Assets, page F-14

6. Please revise your footnote in future filings to include all disclosures required by ASC 350-20-50-1 regarding the changes in the carrying amount of goodwill for each period for which a balance sheet is presented.

7. Also, please revise your footnote to disclose your accounting policy relating to your treatment of costs incurred to renew or extend the term of recognized intangible assets pursuant to ASC 350-30-50-2(c).

Note 9. Fair Value of Financial Instruments, page F-17

8. We note from your disclosures in Note 2 and Note 15 that you have cash-settled restricted stock and performance units which are both classified as liabilities on the balance sheet and adjusted to fair value at each balance sheet date. As these are liabilities measured at fair value on a recurring basis, they appear to be included in the scope of SFAS 157. Please revise the notes to the financial statements in future filings to include the disclosure requirements of paragraph 32 of SFAS No. 157 as it relates to these liabilities.

Note 14. Income Taxes, page F-24

9. We note that in fiscal 2009 the statutory provision rate was significantly reduced by a portion of net operating losses, capital losses and unused income tax credits resulting from the establishment or reduction in the valuation allowance. Please provide us details of this amount and explain to us why you believe this adjustment is appropriate.

Note 20. Quarterly Data (Unaudited), page F-30

10. We note that your table of quarterly financial information for fiscal 2008 includes a note that net income in the first, second and third quarters has been adjusted from amounts previously reported to reflect certain adjustments discussed in Note 2. Please note that when amounts included in this disclosure vary from the amounts previously reported on the Form 10-Q filed for any quarter, Item 302(A)(2) of Regulation S-K requires you to reconcile the amounts given with those previously reported and describe the reason for the difference. We believe that you should separately show the amounts previously reported and the adjusted amounts in addition to explaining reason for each difference. Please revise in future filings, as applicable.

Definitive Proxy Statement on Schedule 14A

<u>Annual Cash Incentives, page 22</u>

11. We note that your compensation committee reviews competitive compensation market analysis of published surveys to determine the compensation levels of your named executive officers. In future filings, to the extent the compensation committee is benchmarking compensation against surveys and such benchmarking is a material consideration to the committee's determination of compensation levels, please identify the component companies. Please confirm that you will comply with this comment in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3306 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3543 or me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(864) 597-8850